NO ACT

PE 12-10-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005619

January 18, 2011

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary
Allergan, Inc.
2525 Dupont Drive,
P.O. Box 19534
Irvine, CA 92623-9534

Received SEC
JAN 18 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-11

Re: Allergan, Inc.
Incoming letter dated December 10, 2010

Dear Mr. Maletta:

This is in response to your letter date December 10, 2010 concerning the shareholder proposal submitted to Allergan by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Allergan, Inc.
Incoming letter dated December 10, 2010

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Allergan may exclude the proposal under rule 14a-8(i)(10). In this regard, we understand from your letter that Allergan will provide shareholders at Allergan's 2011 Annual Meeting with an opportunity to approve an amendment to Allergan's Amended and Restated Certificate of Incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Allergan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALLERGAN



2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500 Website: www.allergan.com

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary
Ph: 714/246-5185
Fax: 714/246-4774
maletta_matthew@allergan.com

December 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allergan, Inc. — Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This letter is to inform you that Allergan, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is captioned "Elect Each Director Annually" and requests that the Company "take the steps necessary to reorganize the Company's board of directors (the "Board") into one class with each director subject to election each year and to complete this transition within one-year." A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented

The Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. In adopting the predecessor to Rule 14a-8(i)(10), the Commission stated:

> [A] proposal which has been rendered moot by the actions of the management may be omitted from the issuer's proxy materials. This provision is designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management and would be applicable, for instance, whenever the management agrees prior to a meeting of security holders to implement a proponent's proposal in its entirety. Exchange Act Release No. 12598 (July 7, 1976).

The Staff's interpretation of Rule 14a-8(i)(10) has evolved from an application of the rule that permitted exclusion only in those cases where the action requested by the proposal had been fully effected to a broader reading under which the Staff has permitted exclusion of a proposal if it has been "substantially implemented." *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release"); Exchange Act Release No. 20091 at § II.E.6. (August 16, 1983) (the "1983 Release"); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); *Nordstrom, Inc.* (February 8, 1995). The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991); *see also Wal-Mart Stores, Inc.* (March 30, 2010). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release; *see also Caterpillar Inc.* (March 11, 2008); *Wal-Mart Stores, Inc.* (March 10, 2008); *PG&E Corp.* (March 6, 2008); *The Dow Chemical Co.* (March 5, 2008); *Johnson & Johnson* (February 22, 2008).

The Board has expressed its intent to recommend to stockholders that they adopt an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") at the 2011 Annual Meeting of Stockholders that will declassify the Board (the "Amendment"). If the Amendment is adopted by the Company's stockholders as required by the General Corporation Law of the State of Delaware, the Certificate would be amended following the 2011 Annual Meeting of Stockholders to provide for the annual election of all of the Company's directors. Accordingly, at the 2012 Annual Meeting of Stockholders, the terms of each of the Company's twelve (12) directors would end, and all of the Company's directors would be elected for one-year terms.

The Proposal requests that the Company "reorganize the Company's board of directors into one class with each director subject to election each year and to complete this transition within one-year." The Amendment, if adopted by the Company's stockholders, will accomplish this. Accordingly, the Proposal has been substantially implemented and has been rendered moot by the actions of the Board and management, making exclusion from the 2011 Proxy Materials appropriate. Because the Amendment fully effects the terms of the Proposal, it is clear that the "particular policies, practices and procedures compare favorably with the guidelines of the proposal" and the "essential objective" of the Proposal has been addressed. Indeed, the Staff has repeatedly permitted exclusion under Rule 14a-8(i)(10) where companies have submitted declassification amendments for stockholder approval to declassify their boards of directors over multiple years. *See AmerisourceBergen Corp.* (November 15, 2010); *InterDigital, Inc.* (March 31, 2010); *NBT Bancorp Inc.* (March 5, 2010); *Textron Inc.* (January 21, 2010); *Del Monte Foods Company* (June 3, 2009); *NV Energy, Inc.* (March 11, 2009); *Eli Lilly and Company* (February 1, 2009); *IMS Health, Inc.* (February 1, 2008); *Visteon Corp.* (February 15, 2007); *Schering-Plough Corp.* (February 2, 2006); *Northrop Grumman Corp.* (March 22, 2005); *Sabre Holdings Corp.* (March 2, 2005); *Raytheon Company* (February 11, 2005).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2011 Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 246-5185 or by electronic mail at maletta_matthew@allergan.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,



Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary

cc: John Chevedden

(enclosures)

Exhibit A

Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. David E.I. Pyott
Chairman of the Board
Allergan, Inc. (AGN)
2525 Dupont Dr
Irvine CA 92612

Dear Mr. Pyott,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 8, 2010
Date

cc: Douglas S. Ingram
Corporate Secretary
PH: 714 246-4500
FX: 714-246-6987
Anthony L. Sine <Sine_Tony@Allergan.com>
Senior Corporate Counsel & Assistant Secretary
PH: (714) 246-6037
FX: (714) 246-4774

[AGN: Rule 14a-8 Proposal, November 8, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would have one year-terms promptly and that our company's least qualified directors would retain 3-year terms the longest.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported business and corporate governance status:

Allergan to pay $600 million to settle Department of Justice probe into Botox marketing, Associated Press Headline, September 2, 2010.

Allergan "paid kickbacks to induce physicals to inject Botox for off-label uses and Allergan also taught doctors how to bill for off-label uses, including coaching doctors how to miscode Botox claims leading to millions of dollars of false claims being to submitted to federal and state programs," Assistant Attorney General Tony West said.

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said our company eliminated the payment for above-target performance in restricted stock related to annual incentives in most cases. This was a step backwards.

CEO Pyott received a mega-option grant of 533,000 with a grant date value of more than $5.5 million. Combined with the discretion to make awards that were not fully deductible, such as retention bonuses, this indicated that executive pay practices were not well aligned with shareholders interests.

Gavin Herbert had an incredible 60-years director tenure while Herbert Boyer and Leonard Schaeffer each had more than 16-years tenure – independence concerns. Robert Ingram served on a total of five boards (over-commitment concern) and received our highest negative votes.

Our board was the only significant directorship for six directors. This could indicate a significant lack of current transferable director experience for half of our directors.

We also had no shareholder right to call a special shareholder meeting, act by written consent or have an independent board chairman or a lead director.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: Elect Each Director Annually – Yes on 3.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 8, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 90 shares of Allergan Inc. (AGN) common stock, CUSIP 018490102, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289